Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)

	Years Ended December 31,
	2005		2006		2007		2008		2009
	($ in thousands)
Earnings(1):
Net income (loss)	$121,079		$137,180		$123,254		$122,489		$(59,360)
Provision (benefit) for income taxes	66,488		86,568		79,260		72,939		(37,325)
Fixed charges	138,231		200,886		248,818		211,237		199,403

Total earnings	$325,798		$424,634		$451,332		$406,665		$102,718

Fixed Charges(2):
Interest, including amortization of debt issuance of costs	$134,556		$197,085		$243,908		$201,849		$189,689
Interest component of rental expense	3,675		3,801		4,910		9,388		9,714

Total fixed charges	138,231		200,886		248,818		211,237		199,403

Preferred dividend:	15,995		7,997		—		—		—

Preferred dividends adjusted for taxes:	24,778		13,044		—		—		—

Total fixed charges plus preferred dividends:	$163,009		$213,930		$248,818		$211,237		$199,403

Ratio of earnings to fixed charges(3)	2.4	x	2.1	x	1.8	x	1.9	x	—

Ratio of earnings to fixed charges and preferred dividends(3)	2.0	x	2.0	x	1.8	x	1.9	x	—

1	Earnings are defined as income from continuing operations before income taxes and fixed charges.

2	Fixed charges consist of interest, amortization of debt issuance costs and the portion of rental expense attributable to interest.

3	Due to our loss for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $96.7 million to achieve coverage of 1:1.